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110623-0108

August 29, 2016

VIA EDGAR

Mr. Christian Windsor

Special Counsel - Office of Financial Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mailstop 4720

Washington, DC 20549

Re:	Sunshine Bancorp, Inc. Amendment No. 1 to the Registration Statement on Form S-4 Filed August 3, 2016 File No. 333-212209

Dear Mr. Windsor:

On behalf of Sunshine Bancorp, Inc. (the “Company”), we are transmitting the following response to the Staff’s letter dated August 9, 2016 containing the Staff’s comment regarding Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) that was filed with the Securities and Exchange Commission on August 3, 2016 (Registration No. 333-212209). The Company is also filing Amendment No. 2 to the Registration Statement in response to the Staff’s comment. For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response to the comment directly follows the comment.

Exhibit 5.1 Legality Opinion of Foley & Lardner LLP

1.	Please have counsel revise the legal opinion filed as Exhibit 5.1 to remove the limitation statutory in the last paragraph on who may rely on the opinion. It is not appropriate to include any language that implies that investors exchanging securities in this
S-4 cannot rely on an opinion given in response to Item 601(b)(5) of Regulation S-K. Please refer to Staff Legal Bulletin 19 for more guidance.

RESPONSE: Counsel has revised the legal opinion to remove the last paragraph. The revised legal opinion is filed as Exhibit 5.1 to Amendment No. 2 to the Registration Statement.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

August 29 , 2016

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Curt P. Creely